Ameriguard Security Services, Inc.	5470 W. Spruce Avenue, Suite 102 Fresno, CA 93722

May 19, 2023

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Patrick Kuhn

Linda Cvrkel

Jennie Beysolow

Jennifer López Molina

Re: Ameriguard Security Services, Inc.

Registration Statement on Form S-1

Filed April 10, 2023

File No. 333-271200

Dear Sir or Madam:

Ameriguard Security Services, Inc. (the “Company”) is hereby responding to your recent review letter addressed to Lawrence Garcia, Chief Executive Officer of the Company, dated May 4, 2023 (the “SEC Letter”), and is filing an amendment (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”). This response letter addresses the concern you have expressed. The following numbered response correspond to the comment number in the SEC Letter.

Registration Statement on Form S-1 filed April 10, 2023

Cover page

1. We note that your common stock is quoted on the OTC Pink market and you state that selling stockholders may sell their shares at prevailing market prices. Please note that the OTC Pink market is not an established public trading market into which a selling stockholder may offer and sell shares at other than a fixed price. Accordingly, please revise your disclosure throughout to disclose a fixed price at which the selling stockholders will offer and sell shares. Refer to Item 501(b)(3) of Regulation S-K.

We have amended the disclosure in the Registration Statement to reflect a fixed price of market plus $0.25

2. Please revise to disclose that the selling security holders are acting as underwriters for purposes of the Securities Act of 1933, as amended, and the rules and regulations thereunder. In this regard, it appears that the shares issued to the selling security holders were issued while you were a shell company or recently thereafter, and that the shares being sold represent a substantial part of your outstanding shares held by affiliates. Therefore, Rule 144 does not appear to be available to you, and each of the selling stockholders is considered an underwriter. See Schedule A, Item 16, of the Securities Act and Item 501(b)(3) of Regulation S-K; and SEC Release 33-8869. Please make appropriate revisions to the prospectus summary and plan of distribution and ensure consistency throughout the registration statement, by deleting references that the selling shareholder "may be deemed" underwriters.

We have edited the Amendment throughout to clarify that the selling shareholders are underwriters for purposes of the Securities Act.

3. Please revise to disclose the selling shareholders' net proceeds on a per share basis and for the total amount of the offering. Refer to Item 501(b)(3) of Regulation S-K.

We have revised the cover page to reflect the net proceeds per share and aggregate amount for the offering.

Prospectus Summary

Corporate History, page 1

4. In the last paragraph of this section and also in the first paragraph on page 18, please update revenue generated from guard services to the latest period presented in your filing, December 31, 2022. Your current disclosure provides revenues for the fiscal year ended December 31, 2021.

We have updated the disclosure to reflect the most recent period presented which is December 31, 2022.

Impact of COVID, page 5

5. Please revise here and in the Management Discussion and Analysis to address and quantify, if material, the impact of the staffing shortages, which you state have been the greatest impact resulting from the COVID pandemic.

We have revised the disclosure to address the impact COVID-19 had on staffing. We also did further analysis of the actual cost of the increased OT and did not find it to be material to the overall operations for the year ending December 2022. With the lifting of the federal vaccination mandate, the COVID pandemic no longer effects our staffing numbers and abilities. Also, we have struck the paragraph in the MD&A section titled potential impact of COVID 19 due to the lifting of all Covid restrictions nationwide in May 2023. As a result we no longer believe that COVID have an impact on the Company’s ability to operate or to raise capital.

Risk Factors, page 5

6. We note statements throughout your risk factor section that compare you to other industries. For example, we note your disclosure that "like all industries today...[you are] not exempt from staffing shortages," "all industries struggle when operating in times of inflation," and "like all industries as new or other disruptive technology...could negatively impact the need for [y]our services." To provide additional context for investors, please provide your basis for these statements, or revise to characterize them as your own belief.

We have revised the Amendment to remove any references to other industries.

Risks Related to Our Corporate Business, page 5

7. Please revise your risk factors regarding “Concentration of Revenue” and “Long process in acquiring contracts” or add a new risk factor to emphasize the importance of the new contracts for acquisition opportunities discussed in the Management’s Discussion and Analysis and Results of Operations section, the first of which you state will be completed by the second quarter and at least two in the next eighteen months and discuss the impact to your financial condition if you do not obtain or fulfill these contracts for acquisition opportunities.

We have added a new Risk Factor regarding our dependence on acquisitions.

If we are unable to establish appropriate internal financial reporting controls and procedures...,

8. Please expand your risk factor to clarify your disclosure that "[m]anagement has already identified individuals and consultants who can support management’s efforts to comply with all internal controls and reporting requirements," to state if you have any legally binding agreements with these individuals and name such individuals.

We have removed the reference to the identified individuals and consultants.

Risks Related to Our Stockholders and Purchasing Shares of Common Stock

The market valuation of our business may fluctuate due to factors beyond our control and the value of your investment..., page 8

9. We note your reference to emerging growth company status in this section. Please revise to remove this statement and ensure consistency throughout the registration statement.

We have removed any references to the Company as an emerging growth company.

Future sales or perceived sales of our common stock could depress our stock price, page 9

10. We note your reference that this resale prospectus covers 3,585,946 shares of common stock underlying the warrants. Please advise us and revise the notes to your financial statements to disclose the nature and terms of your warrants and the nature and terms of the transactions in which the warrants were issued.

We have revised the Amendment to remove any references to warrants.

The Selling Shareholders, page 14

11. We note your disclosure that “[n]one of the Selling Shareholders nor any of their associates or affiliates has held any position, office, or other material relationship with [you] in the past three years.” Please revise this section to clarify disclosure responsive to Item 507 of Regulation S-K, including the nature of any material relationship which any selling security holder has had within the past three years with you or your affiliates. In this regard, we note a reference to Lawrence Garcia Jr. as a selling security holder of common stock being registered in this offering and disclosure on page 1 about the appointment of Lawrence Garcia as the Company’s President, CEO, CFO, Treasurer, Secretary, and Chairman of the Board of Directors during the prior three years. To the extent that a material relationship between these individuals does exist, please include disclosure in your amended filing describing such relationship.

We have included disclosure regarding the relationships of certain selling shareholders with Lawrence Garcia, our CEO, in the Amendment.

Business, page 18

12. Please describe the competitive business conditions and your company’s competitive position in the industry and methods of competition. In this regard, we note your reference throughout the document to competitors on pages 5, 8-9, and 24, including to competitors with a high level of security clearance of which you plan to acquire; and to technology innovations on page 6 which you state could negatively impact the need for your services. Refer to Item 101(h)(4)(iv) of Regulation S-K.

We have included a paragraph discussing our competitive position.

13. We note references to restricted and carveout contracts throughout your registration statement. Please revise to discuss such contracts, their terms and impact on your business.

We have edited the paragraphs on page 5 and 6 connecting and further describing the impact of the carve out contracts offered from government agencies.

14. Your disclosure suggests that acquisition of companies is an essential part of your business. Please disclose, if true, that you currently do not have any agreements with potential acquisition targets.

We have added disclosure that we currently do not have any agreements with potential targets.

Corporate History, page 18

15. Please revise to clarify which merger agreement pursuant to which you “…acquired the business of Ameriguard and will continue the existing business of Ameriguard as our wholly owned subsidiary.” In this regard, we note your earlier reference to a merger agreement that you entered into on February 10, 2012, with Health Revenue Assurance Holdings, Inc. Please make conforming revisions in your Summary section to ensure clear and consistent disclosure throughout the filing.

We have revised the disclosure throughout the Amendment to clearly identify the referenced agreement.

Our Industry, page 19

16. Please revise to provide the basis for your conclusion that “Ameriguard’s approximately $22 million in annual revenue places [you] within the top 25 firms in the country.” In this regard, we note that your cited source to the 2021 U.S. Contract Security Market White Paper only appears to provide an overview of the five world leaders with at least $1 billion in revenues as of 2020. Please make conforming revisions throughout the document. As a related matter, we note that the prospectus includes market data based on information from third-party sources. Please tell us if you commissioned any of the industry or other data that you reference in the prospectus and, if so, file consents of such parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or advise.

We have removed references citing specific industry conclusions from the Amendment.

Regulatory Matters/Compliance, page 20

17. We note your disclosure that "[c]ontracting officers have indicated that they believe the government has no concern relating to the merger as long as the responsible person(s) remain." Please revise to identify the "responsible person(s)" and their role "remaining" in the company to ensure compliance with relevant regulations. As a related matter, please also revise to describe the relevant regulations related to your business. Refer to Item 101(h)(4)(ix) of Regulation S-K.

We have removed the above reference to contracting officers and added the relevant regulations concerning our business.

Management's Discussion and Analysis and Results of Operations

Corporate Structure, page 21

18. We note that you have "begun the process of [y]our first equity raise with Think Equity." Please tell us the exemption from registration on which you relied and the basis for doing so. Please also file as an exhibit the agreement entered into with Think Equity, or please explain why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

We have removed the references to Think Equity, as we have not proceeded with that transaction.

Results of Operations for the fiscal year ending December 31, 2022

Net Income/(Loss) from Operations, page 22

19. Please provide a discussion of your net loss for fiscal year end December 31, 2022 rather than combining it with 2021 net income to arrive at "total operational income". Your discussion and analysis of your results of operations should discuss material changes from period to period in your historical results for the periods presented in your audited financial statements. Refer to the guidance in Item 303 of Regulation S-K.

We have made the above changes in the Amendment.

Liquidity and Capital Resources, page 23

20. Please reconcile the amounts presented in your liquidity and capital resources discussion with the amounts presented in your statements of cash flows. For example, you discuss that cash used from financing activities was approximately $1,160,000 but your statements of cash flow presents cash provided by financing activities of $71,049. Likewise, your discussion of net cash generated from operations of approximately $258,000 does not agree with your statements of cash flows.

We have updated our statements regarding cash activities and updated the cash flow statement as suggested in comment number 29.

21. Please revise here and in your Summary to discuss the material terms of the loans related to loan payments of $180,000, other long term debt financing, and the promissory note related to the July 2022 shareholder buyout agreement, including large related-party loans and total current liabilities. Please also file the related agreements as exhibits to the registration statement. Refer to Item 601(b)(10) and Instruction 4 to Item 504 of Regulation S-K.

We have included the material terms of any material debt financing of the Company. The agreements related to the shareholder buyout agreement were included in our Form 8-K filed on December 14, 2022.

Legal Proceedings, page 28

22. Please revise to clarify whether you are a party to or of which your property is the subject of any current or pending legal proceedings. In this regard, we note that you limit your disclosure to litigation related to the performance of your guard services. Refer to Item 103 of Regulation S-K.

We have revised the Section in the Amendment to include the information required.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 32

23. Please provide your conclusion regarding the effectiveness of your disclosure controls and procedures as of December 31, 2022. Your current disclosure is as of December 31, 2021 and requires updating. In addition, provide all of the disclosures required by Item 307 of Regulation S-K and Rule 13a-15(e) under the Securities Exchange Act of 1934.

We have updated the disclosure to cover the year ended December 31, 2022 and included all required information.

Management's Annual Report on Internal Control over Financial Reporting, page 33

24. Please provide your assessment of the effectiveness of your internal control over financial reporting as of December 31, 2022. Your current disclosure is as of December 31, 2021 and requires updating.

We have updated the disclosure to cover 2022.

25. In the second paragraph you state that your disclosure controls and procedures were ineffective but your disclosure on page 32 says your disclosure controls and procedures were effective. Please reconcile and revise these disclosures.

We have revised the disclosure to consistently state that our disclosure controls and procedures were not effective.

Executive Compensation, page 34

26. Please revise to reconcile your disclosure regarding executive compensation. In this regard, we note your disclosure on page 34 that “[d]uring the years ended December 31, 2022, and December 31, 2021 no compensation was paid to Lawrence Garcia." However, you also provide a table setting forth annual compensation for the years ended December 31, 2022, and 2021 to your officers, including Lawrence Garcia. As a related matter, please update the disclosure so that it reflects the related party transactions as of the date of the document.

We have updated the disclosure in the Amendment to reflect the compensation accurately.

Description of Securities

Preferred Stock, page 37

27. Please revise the cover page and prospectus summary to disclose as you do in this section, the voting and other rights of your Series A-1 preferred stock and the amount of voting power the controlling stockholder will own upon completion of the offering. Additionally, please revise your risk factors to discuss risks related to these disparate voting rights. In this regard, please revise to discuss:

●	that a dual-class structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity, and may adversely affect public sentiment;
●	that any future issuances of Series A-1 preferred stock may be dilutive to the voting power of your common stock shareholders; and
●	the impact, if any, of the conversion of Series A-1 preferred stock on holders of common stock, including dilution and the reduction in aggregate voting power.

Lastly, please revise your Security Ownership of Certain Beneficial Owners and Management table on page 35 to disclose each beneficial owner's total voting power.

We have clarified that there are no Preferred Shares outstanding and added a risk factor to discuss the risks related to their authorization and designation.

Experts, page 40

28. Please revise to reflect the inclusion of audited consolidated financial statements for the years ending December 31, 2022 and December 31, 2021, and not for the years ending December 31, 2021 and December 31, 2020, as stated.

We have edited the Amendment to reflect the correct years covered in the opinion.

Financial Statements

Statements of Cash Flows, page F-6

29. Please revaluate your classification of your various categories of cash flows provided by and used in investing and financing activities. For example, we note that your balance sheets present an increase of $2.6 million in notes payable that does not appear to be presented in financing activities in your statement of cash flows or in your supplemental disclosure of non-cash investing and financing activities. In addition, loan principal payments, owner distributions and the payment for the shareholder buyout loan are presented as investing activities instead of financing activities. Please revise or explain why you do not believe this is required. Refer to the guidance in ASC 230-10-45-15. Also, changes in operating assets and liabilities should not include noncash adjustments to net income/loss such as depreciation expense. For guidance, refer to ASC 230.

We have restructured the cash flow report and added the non-cash disclosure of the shareholder loan and replaced the report previously included.

30. Please explain the nature of the change in operating lease liability of $(79,358) and the change in operating lease asset of $71,049 that have been reflected as investing and financing cash flows, respectively, in your statement of cash flows for the year ended December 31, 2022.

We have expanded the description of the operating leases in Note 1 of the financial statements page F-8.

Note 3 – Related Party Receivable, page F-9

31. The related party receivable balances at December 31, 2022 and 2021 of $57,971 and $10,596 respectively, do not agree to the amounts in your balance sheets on page F-3. Please reconcile and revise these disclosures.

Clarifying note was added to Note 3.

Note 6 – Notes Payable, page F-10

32. It appears that the balance due on the buyout note to Lillian Flores as of December 31, 2022 should be $2,697,960 rather than the $2,697 disclosed in the last sentence of paragraph 4. Please revise.

This was a typo, which has been corrected.

Note 7 – Stockholders’ Equity, page F-11

33. Please reconcile your disclosure of the $500,000 cost of the Company’s purchase of AGSS to your disclosure in Note 3 on page F-9 where you disclose the purchase of AGSS at $450,000. Conform any corrections to your statements of cash flows and with your disclosure on page 1 of your filing under "Corporate History".

We have corrected number in the corporate history. $500,000 is the correct amount.

Note 12 - Subsequent Events, page F-12

34. Regarding your proposed purchase of TransportUS, Inc., please tell us your consideration for providing the information required by Rules 8-04 and 8-05 of Regulation S-X. As part of your response, please provide us with any computations prepared that support your conclusions.

The Board of Directors of the Company, following due diligence of TransportUS, Inc., has determined to not proceed with the acquisition. Disclosure to this effect has been added.

General

35. We note your disclosure on the cover page that this prospectus relates to the resale of up to 3,585,946 shares of common stock, by certain shareholders, as described in the “Selling Shareholders” section, originally issued when the company entered into a Definitive Share Exchange Agreement (or the “Merger Agreement”) with Ameriguard Security Services, Inc., a California corporation. However, the selling shareholders described on page 14 appear to include shareholders who were issued shares by the prior management of the company and therefore prior to the merger agreement. Please revise the cover page and throughout the document to provide consistent disclosure regarding the origination of the resale shares being offered.

We have revised the Amendment so that it clarifies that some of the shares registered for resale were issued by prior management.

36. We note that the forum selection provision in your Amended Restated Bylaws of Ameriguard Security Services, Inc. identifies the Eighth Judicial District Court of Clark County, Nevada as the sole and exclusive forum for certain litigation, including any “derivative action” and that “[a]ctions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, shall not be governed by this provision.” Please revise to clearly and prominently describe the provision in an appropriate section of the prospectus, and also revise this section to address the associated risks.

We have added disclosure to the Amendment prominently disclosing the forum selection and have added a related risk factor.

37. We are unable to locate disclosure in Exhibit 3.1 regarding the conversion rights of Series 1-A Preferred stock. Please tell us which governing document includes such information.

We have added and included Exhibit 3.5, which includes the conversion rights of the Series A-1 Preferred stock.

38. Please revise to disclose in your prospectus summary and cover page the percentage ownership and percentage voting control of your Chief Executive Officer. In this regard, please disclose that this shareholder will continue to have significant influence and control over the company after this offering and the related risks to investors.

We have added disclosure regarding Lawrence Garcia’s ownership control to the applicable sections.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Lawrence Garcia
Lawrence Garcia